

June 1, 2018

Peter D. Fetzer, Esq.
Foley & Lardner LLP
777 East Wisconsin Avenue, Suite 3800
Milwaukee, Wisconsin 53202-5306

     Re: <u>Daxor Corporation, File Nos. 333-224509 and 811-22684</u>

Dear Mr. Fetzer:

On April 30, 2018, you filed a registration statement on Form N-2 to register common stock for the Daxor Corporation ("Daxor"). We have reviewed the registration statement and pre-effective amendments filed on May 2, 2018 and May 9, 2018. For convenience, we generally organized our comments using headings, defined terms, and page numbers in the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Cover Page

1. The second sentence in the first paragraph of this section states, "While the company is not primarily engaged in the business of investing, reinvesting, owning, holding or trading in securities, the company is dependent upon earnings from its investment portfolio to fund operations." At the end of this sentence, add "and has registered as a closed-end investment company under the Investment Company Act of 1940, as amended" or similar language. Use bold or italicized font to highlight the disclosure.

2. The last sentence in the above-mentioned paragraph states, "While Daxor Corporation is registered as a closed-end investment company, it has always conducted its business as an operating company and has never been in, or held itself out to be in, the business of investing, reinvesting, owning, holding or trading in securities." Further, in the "Use of Proceeds" section, you state, "[W]e currently *intend to use the net proceeds from the sale of the securities offered hereby for working capital and other general corporate purposes* (emphasis added), including to develop our products, fund capital expenditures, make investments in or acquisitions of other businesses, solutions or technologies or repay a portion of our outstanding borrowings." The disclosure also indicates that "securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933." Please indicate which provision of Rule 415 that Daxor is relying upon to register securities, other than those offered by the Selling Shareholder, pursuant to the registration statement.

Preliminary Prospectus

Fee Table and Synopsis

3. Please explain to the staff what expenses of Daxor have been omitted from the fee table, if any. We may have additional comments.

4. As required by Instruction 6 to Item 3 of Form N-2, state in the narrative following the table that "Other Expenses" are based on estimated amounts for the current fiscal year.

5. As required by Instruction 8 to Item 3 of Form N-2, please include a line item for interest expense.

6. As required by Instruction 9 to Item 3 of Form N-2, please include the effect of income tax expense in the Fee Table.

7. We were unable to calculate the "Total Expenses paid by Common Shareholders". Please provide the Staff with your calculations once the Fee Table has been revised.

Senior Securities

8. As required by Item 4.3 of Form N-2, include an audited senior securities table.

Selling Shareholder

9. As required by Item 507 of Regulation S-K (Item 6 of Form N-2) regarding selling security holders, "If any of the securities to be registered are to be offered for the account of security holders . . . indicate the nature of any position, office, or other material relationship which the selling security holder has had within the past three years with the registrant or any of its predecessors or affiliates." Please add the required disclosure to the registration statement.

General Description of Daxor Corporation

10. The disclosure states, "We maintain an internet website at www.daxor.com. *None of the information contained on this website is incorporated by reference into this prospectus or into any other document filed by us with the Securities and Exchange Commission* (emphasis added)." Notwithstanding the language that disavows incorporation by reference, explain to us your legal basis for believing that the numerous cross references to Daxor's website throughout the registration statement do not incorporate information from the website into the registration statement. Revise the disclosure as appropriate.

Investment Objectives and Policies

11. The fourth paragraph of the above mentioned section states, "Daxor Corporation will, at times, sell naked or uncovered calls, as well as, engage in short sales as part of a strategy to mitigate risk." Confirm to the staff how the registrant will meet coverage requirements pursuant to Section 18 of the Investment Company Act of 1940 (the "Act").

12. Please clarify the maturity strategy for debt investments and please clarify if foreign investments are a principal strategy. If yes, please also add applicable risk factors.

Risk Factors

13. When discussing the non-diversification risk of Daxor's portfolio companies you state, "Our exposure to non-diversification risk is mitigated due to the diversity of holdings consisting of 37 separate common and preferred stocks as of December 31, 2017." Please explain to the staff your basis and rationale for this statement.

Investment Management

14. Under the section "Investment Management" you state, "The company is not primarily engaged in the business of investing, reinvesting, owning, holding or trading in securities. As such, the company has no investment advisors, administrator, affiliated brokerage, dividend paying agent, non-resident managers, or active portfolio managers." Explain to the staff how the registrant will comply with Section 15 of the Act. Also, further clarify who is responsible for the securities trading decisions.

15. Page 18 states, "We will enter into custodial arrangements for our securities with broker-dealers who are members of a national securities exchange in accordance with Section 17(f)(1)(B) and Rule 17f-1 of the Investment Company Act of 1940." Please confirm to the staff that this will be done before effectiveness of this registration statement.

16. The last sentence in this section states, "The Statement of Additional Information provides additional information about Mr. Feldschuh's compensation. Information about Mr. Feldschuh's ownership of Daxor Corporation's common stock is provided below under 'Security Ownership of Certain Beneficial Owners and Management.'" We were not able to locate this disclosure in the registration statement. Please include the information, in tabular format, as required by Item 10.5 of Form N-2.

Directors and Executive Officers of Daxor Corporation

17. In regard to the section entitled, "Directors and Executive Officers of Daxor Corporation," confirm to the staff how the registrant is in compliance with Sections 10 and 16 of the Act.

18. As disclosed on the last page of the preliminary prospectus, the staff notes that the registrant filed a proxy statement on Schedule 14A on June 1, 2017. However, we were not able to locate the filing on EDGAR. Confirm to the staff whether the proxy was filed and if so, provide a copy of it with your comment response letter.

Other

Form NSAR-B filed 2/28/2018

19. The "Report of Independent Registered Public Accounting Firm" included as "EX-99.77B ACCT LTTR" to the Form N-SAR-B appears incomplete. The fourth paragraph does not include a statement concluding whether any deficiencies in internal control were noted. Please file an amended NSAR-B to include the completed report.

20. Please explain to the staff whether Daxor has issued any stock options since filing as a registered investment company. If yes, also explain to the staff your legal analysis for such issuance, including how Daxor complied with Sections 18(d) and 23(a) of the 1940Act.

General

21. Please confirm in your response letter that FINRA has reviewed the proposed underwriting terms and arrangements for the transactions described in the registration statement, including the amount of compensation to be allowed or paid to the underwriters and any other arrangements among Daxor, the underwriter, and other broker dealers participating in the distribution, and that FINRA has issued a statement expressing no objections to the compensation and other arrangements.

22. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to

this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

23. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

24. Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

25. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

* * * * * * *

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you have any questions about these comments, please call me at (202) 551-6769.

Sincerely,

Deborah L. O'Neal
Senior Counsel